UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

NorWesTech, Inc.

(Name of Issuer)

Common Stock, $.01 Par Value

(Title of Class of Securities)

     66939B102

(CUSIP number)

Anthony Silverman

7625 E. Via Del Reposo

Scottsdale, AZ 85258

                              (480) 219-2616

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

                                June 21, 2011

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: [_]

Note: Schedules filed in paper form shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on the following pages)

CUSIP No. 66939B102	SCHEDULE 13D	Page 2 of 5

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Anthony Silverman

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [_]
(b) [_]

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [_]

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF	7	SOLE VOTING POWER	1,728,603
SHARES
BENEFICIALLY	8	SHARED VOTING POWER	None
OWNED BY
EACH	9	SOLE DISPOSITIVE POWER	1,728,603
REPORTING
PERSON WITH	10	SHARED DISPOSITIVE POWER	None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON

1,728,603 shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [_]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

10.3% *

* Based on a total of 16,796,151 shares of Common Stock outstanding as of September 26, 2011 as stated in the Issuer’s Annual Report on Form 10-K for the year ended June 30, 2011.

14	TYPE OF REPORTING PERSON (See Instructions)

IN

CUSIP No. 66939B102	SCHEDULE 13D	Page 3 of 5

Item 1.   Security and Issuer

This statement relates to the Common Stock, $.01 par value, (the "Common Stock"), of NorWesTech, Inc., a Delaware corporation (the “Issuer”).  The principal executive office of the Issuer is located at 220 W. Harrison Street, Seattle, Washington 98119.

Item 2.   Identity and Background

Anthony Silverman resides at 7625 E. Via Del Reposo, Scottsdale, Arizona 85258.  He is a private investor and financial consultant. He is a citizen of the United States. He has not, during the past five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors). He has not been, during the past five years, nor is he now subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws as a party to a civil proceeding of a judicial or administrative body of competent jurisdiction.

Item 3.   Source and Amount of Funds or Other Consideration

During the past six months, Mr. Silverman purchased an aggregate of 400,633 shares of the Common Stock of the Issuer in open market transactions, all with his own funds.  Mr. Silverman has not used funds or other consideration borrowed or otherwise obtained for any of his acquisitions of the Issuer’s securities.  During the past six months, Mr. Silverman has also sold an aggregate of 200,000 shares of Common Stock of the Issuer.

Item 4.   Purpose of Transaction

Mr. Silverman acquired the Common Stock of the Issuer in open market purchases for general investment purposes.

The reporting person has no present plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer (b) an extraordinary corporate transaction such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries, (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries, (d) any change in the present board of directors or management of the Issuer, (e) any material change to the present capitalization or dividend policy of the Issuer, (f) any other material change in the Issuer's business or corporate structure, (g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person, (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association, (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended, or (j) any action similar to any of those enumerated above.

CUSIP No. 66939B102	SCHEDULE 13D	Page 4 of 5

Item 5.   Interest in Securities of the Issuer

(a)          The aggregate number and percentage of shares of Common Stock of the Issuer beneficially owned by each Reporting Person is as follows:

	Aggregate Number	Percentage
Beneficial Owner	of Shares Owned	of Class*

Anthony Silverman	1,728,603	10.3%

* Based on a total of 16,796,151 shares of Common Stock outstanding as of September 26, 2011 as stated in the Issuer’s Annual Report on Form 10-K for the year ended June 30, 2011.

(b)          The number of shares of Common Stock as to which there is sole power to direct the vote, shares power to vote or to direct the vote, sole power to dispose or direct the disposition, or shared power to dispose or direct the disposition for the Reporting Person is set forth on the cover pages.

(c)          There have been no reportable transactions with respect to the Common Stock of the Issuer within the last sixty days and sixty days of the event requiring an Amendment to this Schedule 13D by the Reporting Person except for the acquisition and sale of the securities being reported on this Schedule 13D, as follows:

(i)          On or about April 4, 2011, Mr. Silverman purchased 50,000 shares of Common Stock in open market transactions at a price of $0.18 per share.

(ii)         On or about June 2, 2011, Mr. Silverman purchased 109,633 shares of Common Stock in open market transactions at a price of $0.25 per share.

(iii)        On or about June 7, 2011, Mr. Silverman purchased 147,000 shares of Common Stock in open market transactions at a price of $0.25 per share.

(iv)        On or about June 21, 2011, Mr. Silverman purchased 94,000 shares of Common Stock in open market transactions at price of $0.27 per share.

(v)         On or about August 5, 2011, Mr. Silverman sold 27,000 shares of Common Stock in open market transactions at a price of $0.11 per share.

(vi)        On or about September 9, 2011, Mr. Silverman sold 93,000 shares of Common Stock in open market transactions at a price of $0.24 per share.

(vii)       On or about September 14, 2009, Mr. Silverman sold 80,000 shares of Common Stock in an open market transaction at a price of $0.24 per share.

(d)          Not applicable.

(e)          Not applicable.

CUSIP No. 66939B102	SCHEDULE 13D	Page 5 of 5

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None.

Item 7.   Material to be filed as Exhibits

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 28, 2011

(Date)

By:	/s/ Anthony Silverman Anthony Silverman

ATTENTION:  INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (see 18 U.S.C. 1001).